Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        Atlantic Liberty Financial Corp.
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                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)

                                    048668107
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                                 (CUSIP Number)

Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.



                                Page 1 of 5 Pages

                                                  Page 2 of 5 Pages
Cusip No. 048668107

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l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                    (b)
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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

     WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
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                    7. SOLE VOTING POWER - 75,400
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER -  75,400
 EACH               ---------------------------------------------
 REPORTING         10.  SHARED DISPOSITIVE POWER - -
 PERSON WITH       ----------------------------------------------
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 75,400
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.41%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
     OO

                                                     Page 3 of 5 Pages
Cusip No. 048668107

         This Amendment amends Schedule 13D dated April 2, 2003, as amended to date. Except as amended, the statements contained in the Schedule 13D remain true and correct.

Item 5.   Interest in Securities of the Issuer

(a) BRT owns 75,400 shares of Common Stock of the Company, constituting approximately 4.41% of the 1,710,874 shares of Common Stock outstanding. Since its holding of shares of the Company is less than 5%, BRT will no longer file
Schedule 13D's with respect to its ownership of shares of the Company, unless its ownership of shares of the Company shall in the future reach 5%.

BRT, which owned 115,400 shares of Common Stock of the Company, has disposed of 40,000 shares owned by it in ordinary market transactions.

(b) BRT has sole voting and dispositive power with respect to the shares of Common Stock it owns. Fredric H. Gould, Chairman of the Board of BRT, and Jeffrey Gould, President and Chief Executive Officer of BRT, each have shared voting and dispositive power with respect to the Common Shares owned by BRT.

                                                Page 4 of 5 Pages


The following table sets forth the transactions in the Common Stock of the Company effected by BRT Realty Trust since Amendment No. 2 dated March 10, 2004. All shares were sold in open market transactions.

       DATE OF                      # OF                       PRICE
        SALE                       SHARES                    PER SHARE
        ----                       ------                    ---------
     3/18/2004                     40,000                       19.55

                                                            Page 5 of 5 Pages



                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 2004


BRT REALTY TRUST

By s/Simeon Brinberg
-----------------------------
Simeon Brinberg
Senior Vice President

                                BRT REALTY TRUST
                         60 Cutter Mill Road, Suite 303
                              Great Neck, NY 11021







March 19, 2004




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Statement on Schedule 13D - Atlantic Liberty Financial Corp.

Gentlemen:

There is transmitted herewith Amendment No. 3 to Schedule 13D relating to shares of common stock of Atlantic Liberty Financial Corp. The Schedule 13D is being sent today to the Company at its principal executive offices by certified mail.


Very truly yours,

BRT REALTY TRUST




By s/Simeon Brinberg
   Senior Vice President




Enclosure